[BF LETTERHEAD]

May 27, 2005

VIA FEDERAL EXPRESS

Jeffrey B. Werbitt, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0303

Re:	BF Enterprises, Inc.
Schedule 13E-3 filed on March 31, 2005, File No. 5-40124 Schedule 14C filed on March 31, 2005, File No. 0-15932

Dear Mr. Werbitt:

          Per your request in your letter dated as of April 28, 2005, BF Enterprises, Inc. (the “Company”) hereby acknowledges that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the Schedule 13E-3 filed on March 31, 2005, File No. 5-40124 and the Schedule 14C filed on March 31, 2005, File No. 0-15932, each as amended from time to time (collectively, the “Filings”);

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Filings; and

(3)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ S. Douglas Post
S. Douglas Post
Chief Financial Officer

cc: Christopher L. Kaufman, Esq., Latham & Watkins LLP
Brian P. Burns, Sr., Chief Executive Officer, BF Enterprises, Inc.